May 20, 2014

FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE

Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SkyWest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 000-14719
Response to Staff Letter Dated May 13, 2014

Dear Mr. Shenk:

We have reviewed the comments set forth in your letter dated May 13, 2014, regarding the Annual Report on Form 10-K of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

1.              Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements.  You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader’s understanding.  Please confirm your understanding of this matter and that you will revise your liquidity discussion accordingly.  Refer to Instruction 1 to Item 303(A) of Regulation S-K.

RESPONSE: In future filings we will revise the liquidity section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, including our cash flow analysis, to address the three-year period in our financial statements using year-to-year comparisons or other applicable formats to enhance the reader’s understanding.

2.              We note from the disclosures provided in MD&A and in Note 1 to the financial statements that you have not provided any disclosure as to how any recently issued accounting pronouncements may impact its financial statements in future periods.  In future filings, please revise MD&A and the notes to the financial statements to discuss how any recently issued accounting standards or pronouncements may impact your financial statements.  Refer to the guidance outlined in SAB Topic 11M.

RESPONSE:  In future filings we will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations and the notes to the financial statements to discuss how any recently issued accounting standards or pronouncements that are applicable to SkyWest may impact our financial statements in future periods.

By this letter, we also acknowledge that:

(i)                                     SkyWest is responsible for the adequacy and accuracy of the disclosure in the filing identified above;

(ii)                                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing identified above; and

(iii)                               SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3220 or Brian Lloyd, our outside counsel, at (801) 257-7964.

Sincerely,

/s/ Eric J. Woodward

Eric J. Woodward
Chief Accounting Officer

cc: W. Steve Albrecht
Chair, Audit & Finance Committee